UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd
(Registrant’s Name)

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F   ☐

Annual General Meeting of Shareholders

August 11, 2025, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Annual General Meeting (the “AGM”) at 3:00 p.m. (Hong Kong time and date) at ) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

On July 15, 2025 (the “Record Date”), the record date for the AGM, there were 3,464,018 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding and entitled to vote at the AGM.

2,778,583 Class A ordinary shares each carrying one vote and 600,000 Class B ordinary shares each carrying thirty votes, representing a total of 20,778,583 votes, were represented in person or by proxy.

Six items of business were acted upon by the Company’s shareholders at the AGM, each of which was approved by the shareholders:

1.	“THAT Eva Yuk Yin SIU be and is re-elected as an executive director of the Company.”

2.	“THAT Man Chi WAI be and is re-elected as an executive director of the Company.”

3.	“THAT Josephine Yan YEUNG be and is re-elected as an independent director of the Company.”

4.	“THAT Mark Gary SINGER be and is re-elected as an independent director of the Company.”

5.	“THAT Billy Chun Fai TANG be and is re-elected as an independent director of the Company.”

6.	“THAT WWC, P.C. Certified Public Accountants be and is re-appointed as the auditor of the Company and the board of directors of the Company be authorized to fix its remuneration for the year ending 31 December 2025.”

The voting results were as follows:

	For (Votes)	Against (Votes)	Abstain (Votes)
Resolution 1	20,732,370	45,956	257
Resolution 2	20,732,370	45,950	263
Resolution 3	20,731,920	46,406	257
Resolution 4	20,732,376	45,950	257
Resolution 5	20,731,914	46,406	263
Resolution 6	20,772,939	5,387	257

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: August 12, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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